UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 7, 2017

Galena Biopharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33958	20-8099512
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2000 Crow Canyon Place, Suite 380 San Ramon, CA 94583		94583
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (855) 855-4253

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On August 7, 2017, Galena Biopharma, Inc., a Delaware corporation (“Galena”), SELLAS Life Sciences Group Ltd, a Bermuda exempted company (“SELLAS”), Sellas Intermediate Holdings I, Inc., a Delaware corporation and a wholly-owned subsidiary of Galena (“Holdings I”), Sellas Intermediate Holdings II, Inc., a Delaware corporation and a wholly-owned subsidiary of Holdings I (“Holdings II”) and Galena Bermuda Merger Sub, Ltd., a Bermuda exempted company and a wholly-owned subsidiary of Holdings II (“Merger Sub”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into SELLAS, with SELLAS becoming an indirect wholly-owned subsidiary of Galena and the surviving corporation of the merger (the “Merger”). The SELLAS shareholders and Galena will treat the Merger as a taxable sale and purchase of the shares of SELLAS for all U.S. federal, state and local income tax purposes unless otherwise required by applicable legal requirements. The Merger is not expected to be a taxable transaction to stockholders of Galena, and the shares of Galena common stock, par value $0.0001 per share (the “Galena Common Stock”), held by Galena stockholders will remain outstanding after the Merger.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each outstanding share of SELLAS (excluding shares held by Galena, Merger Sub or SELLAS and dissenting shares) will be converted into the right to receive shares of Galena Common Stock based on an exchange ratio specified in the Merger Agreement after giving effect to the reverse stock split discussed below and (b) each outstanding SELLAS stock option and restricted stock unit award will be assumed by Galena. No fractional shares will be issued in connection with the Merger and Galena will pay cash in lieu of any such fractional shares. Immediately following the Effective Time, (a) Galena stockholders immediately prior to the Effective Time are expected to own approximately 32.5% of the aggregate number of shares of Galena Common Stock, (b) SELLAS shareholders immediately prior to the Effective Time are expected to own approximately 67.5% of the aggregate number of shares of Galena Common Stock, each calculated on a fully-diluted basis for the combined company, except for the exclusion of 2,556,851 out-of-the money Galena warrants. Though the allocation percentage between SELLAS and Galena will remain the same, both SELLAS and Galena are subject to dilution from (i) any shares of Galena Common Stock issued in connection with a potential third party financing that SELLAS has consented to, and (ii) Galena Common Stock underlying certain Galena warrants (other than the warrants outstanding as of immediately prior to the Effective Time that were issued by Galena under the Warrant Agreement dated February 13, 2017). Upon closing of the Merger, the name of the combined company will become SELLAS Life Sciences Group, Inc. and shares of the combined company are expected to continue trading on the NASDAQ Capital Market under a new the ticker symbol, SLS.

Consummation of the Merger is subject to customary closing conditions for transactions of this type. The Merger Agreement contains specified termination rights for both Galena and SELLAS, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $750,000 and, under specified circumstances, reimbursement for various expenses incurred up to a maximum of $100,000.

In connection with the Merger, Galena will seek stockholder approval of:

•	the change of control of Galena resulting from the Merger;

•	the issuance of shares of Galena Common Stock to the SELLAS shareholders pursuant to the terms of the Merger Agreement;

•	an amendment of Galena’s certificate of incorporation to effect the reverse stock split at a ratio of 30-for-one or as otherwise mutually agreed by Galena and SELLAS;

•	the amendment and restatement of Galena’s bylaws to update them;

•	if certain conditions are met, a new equity incentive plan and a new employee stock purchase plan for the combined company post-Merger; and

•	an amendment to Galena’s certificate of incorporation to allow the Galena board of directors to approve amendments to Galena’s bylaws (currently, only stockholders have this right).

Pursuant to the Merger Agreement, at the Effective Time, the board of directors of the combined company is expected to consist of seven members, five designated by SELLAS, two of whom will be independent directors, and two designated by Galena subject to SELLAS’ approval. The current Chief Executive Officer of SELLAS, Angelos Stergiou, M.D., ScD h.c., is expected to serve as Chief Executive Officer of the combined company as of the Effective Time.

Pursuant to the terms of the Merger Agreement, all warrants of Galena will remain outstanding pursuant to their terms. Galena stock options (“Galena Options”) are to remain outstanding after the Merger pursuant to their original terms, except that if a holder of a Galena Option (other than a holder who is a member of the Galena board of directors) is terminated other than for cause within the meaning of the Galena 2016 Incentive Plan, then any Galena Options held by such holder may be exercised for a period of time equal to the lesser of (i) one year (formerly three months) after such termination and (ii) the original expiration date of the Galena Option.

In accordance with the terms of the Merger Agreement, (a) officers and directors of Galena owning or controlling, in the aggregate, less than 1% of the outstanding Galena Common Stock, have each entered into support agreements with SELLAS (the “Galena Support Agreements”), and (b) officers, directors and specified shareholders of SELLAS owning or controlling, in the aggregate, approximately 71% of SELLAS’s outstanding capital stock, have each entered into support agreements with Galena (the “SELLAS Support Agreements,” together with the Galena Support Agreements, the “Support Agreements”). The Support Agreements place certain restrictions on the transfer of the shares of Galena and SELLAS held by the respective signatories and include covenants as to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against taking specified actions that could adversely affect the consummation of the Merger.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the form of Galena Support Agreement and the form of SELLAS Support Agreement, which are filed as Exhibits 2.1, 10.1 and 10.2, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference.

JGB Consent

On August 7, 2017, Galena and JGB (Cayman) Newton Ltd., a Cayman Islands exempted company (the “Holder”) entered into a Consent (the “Consent”) to that certain Amended and Restated 9% Original Issue Discount Senior Secured Debenture due November 10, 2018 (the “Debenture”) in the original principal amount of $25,350,000. Pursuant to the terms of the Consent, the Holder consented to Galena’s entry into the Merger Agreement and the Merger. In addition, the Consent amends the terms of the Debenture as follows:

(a)	Galena shall not prepay all or any portion of the Debenture prior to the first anniversary of the consummation of the Merger.

(b)	The Holder may increase the dollar amount of the Monthly Allowance up to the outstanding principal balance of the Debenture by written notice to Galena and may deliver an unlimited number of Holder Redemption Notices during any calendar month.

(c)	To the extent commercially reasonable under the circumstances the Holder shall limit the Holder Redemption Amounts for any given Trading Day to fifteen percent (15%) of the greater of (1) the daily dollar trading volume for the Common Stock on the Principal Market (or other applicable Trading Market) for such Trading Day and (2) the average daily dollar trading volume for the Common Stock on the Principal Market (or other applicable Trading Market) for the five (5) consecutive Trading Days preceding such Trading Day.

In addition, upon consummation of the Merger, SELLAS shall enter into a joinder to the Subsidiary Guaranty (but shall not be required to execute a joinder to the Security Agreement).

The foregoing description of the material terms of the Consent does not purport to be complete and is qualified in its entirety by reference to the Consent, which is filed as Exhibit 10.3 on this Current Report on Form 8-K and which is incorporated herein by reference.

Additional Information about the Proposed Merger between Galena and SELLAS and Where to Find It

In connection with the proposed merger, Galena and SELLAS intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement / prospectus / information statement. Galena and SELLAS will mail the final proxy statement / prospectus / information statement to their respective stockholders. Investors and stockholders of Galena and SELLAS are urged to read these materials when they become available because they will contain important information about Galena, SELLAS and the proposed Merger. The proxy statement / prospectus / information statement and other relevant materials (when they become available), and any other documents filed by Galena with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, copies of the documents filed with the SEC by Galena will be available free of charge on the Company’s website at www.galenabiopharma.com (under “Investors” – “Financials”) or by directing a written request to: Galena Biopharma, Inc., 2000 Crow Canyon Place, Suite 380, San Ramon, CA 94583, Attention: Investor Relations or by email to ir@galenabiopharma.com. Investors and stockholders are urged to read the proxy statement / prospectus / information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Galena and its directors and executive officers and SELLAS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Galena in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed Merger will be included in the proxy statement / prospectus / information statement referred to above. Additional information regarding the directors and executive officers of Galena is also included in the Galena Annual Report on Form 10-K for the year ended December 31, 2016 and the proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 20, 2017. These documents are available free of charge at the SEC’s website (www.sec.gov) the Investors section of Galena’s website at the address above and from Investor Relations at Galena at the addresses provided above.

Forward-Looking Statements

This Form 8-K contains statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “may,” “should,” “anticipate,” “will” and similar statements of a future or forward looking nature identify forward-looking statements for purposes of the federal securities laws and otherwise. Forward-looking statements are neither historical facts nor assurances of future performance.

All statements, other than statements of historical facts, included in this Form 8-K regarding strategy, future operations, future financial position, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the proposed Merger; the combined company’s listing on the NASDAQ Capital Market after closing of the proposed Merger; expectations regarding the capitalization, resources and ownership structure of the combined company; the combined company’s ability to successfully initiate and complete clinical trials; anticipated milestones; the nature, strategy and focus of the combined company; the development and commercial potential of any product candidates of the combined company; the executive and board structure of the combined company; and expectations regarding voting by Galena’s and SELLAS’ stockholders. The combined company may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, risks and uncertainties associated with stockholder approval of and the ability to consummate the proposed Merger through the process being conducted by Galena and SELLAS, the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the availability of sufficient resources of the combined company to meet its business objectives and operational requirements, the fact that the results of earlier studies and trials may not be predictive of future clinical trial results, the protection and market exclusivity provided by SELLAS’ intellectual property, risks related to the drug discovery and the regulatory approval process and the impact of competitive products and technological changes. Additional risks and uncertainties relating to Galena and its business can be found under the caption “Risk Factors” and elsewhere in the Company’s SEC filings and reports, including in Galena’s Annual Report on Form 10-K, filed with the SEC on March 15, 2017 and the Quarterly Report on Form 10-Q, filed with the SEC on May 10, 2017 and in subsequently filed Form 10-Qs. Galena and SELLAS each disclaim any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As discussed above, pursuant to the terms of the Merger Agreement, Galena Options are to remain outstanding after the Merger pursuant to their original terms, except that if a holder of a Galena Option (other than a holder who is a member of the Galena board of directors) is terminated other than for cause within the meaning of the Galena 2016 Incentive Plan, then any Galena Option held by such holder may be exercised for a period of time equal to the lesser of (i) one year (formerly three months) after such termination and (ii) the original expiration date of the Galena Option. The following table shows for each of our named executive officers, their name and title, the number of Galena options held as of August 7, 2017, and the weighted average exercise price of the options held.

Name and Title	Number of Galena Options Held as of August 7, 2017	Weighted Average Exercise Price of Galena Options

Stephen Ghiglieri Interim Chief Executive Officer and Chief Financial Officer	55,100	$4.26

Mark W Schwartz, Ph.D. Former President and Chief Executive Officer	0	N/A

Bijan Nejadnik Chief Medical Officer	50,000	$23.57

Thomas Knapp Interim General Counsel and Secretary	28,350	$23.77

Remy Bernarda Senior Vice President, Investor Relations And Corporate Communications	43,750	$32.35

John Burns Vice President, Finance and Corporate Controller	24,250	$13.94

The disclosures in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

Galena and SELLAS will host a joint webcast and conference call to discuss the merger on Tuesday, August 8, 2017 at 5:00 a.m. P.T./8:00 a.m. E.T. to discuss the proposed transaction. The live webcast will include slides and can be accessed on Galena’s website under the Investors section/Events and Presentations: https://investors.galenabiopharma.com/investors/events-and-presentations/default.aspx. The conference call can be accessed by dialing (844) 825-4413 toll-free in the U.S., or (973) 638-3403 for participants outside the U.S. The Conference ID number is: 66342165. The archived webcast replay will be available on Galena’s website until the closing of the transaction.

By filing the information in this Item 7.01 of this Current Report on Form 8-K, Galena makes no admission as to the materiality of any information in this report. The information contained herein is intended to be considered in the context of Galena’s filings with the SEC and other public announcements that Galena makes, by press release or otherwise, from time to time. Galena undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

Item 8.01 Other Events.

On August 8, 2017, Galena issued a joint press release with SELLAS relating to the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

Reference is made to the Exhibit Index included after the signature page to this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Galena Biopharma, Inc.

Dated: August 8, 2017

	By:	/s/ Thomas J. Knapp
Thomas J. Knapp
Interim General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of August 7, 2017, by and among Galena Biopharma, Inc., Sellas Intermediate Holdings I, Inc., Sellas Intermediate Holdings II, Inc., Galena Bermuda Merger Sub, Ltd. and SELLAS Life Sciences Group Ltd.

10.1	Form of Support Agreement, by and between SELLAS Life Sciences Group Ltd and certain directors, officers and stockholders of Galena Biopharma, Inc.

10.2	Form of Support Agreement, by and between Galena Biopharma, Inc. and certain directors, officers and stockholders of SELLAS Life Sciences Group Ltd.

10.3	Consent, dated as of August 7, 2017, made by JGB (Cayman) Newton Ltd., in favor of Galena Biopharma, Inc.

99.1	Press release, dated August 8, 2017.

*	The schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.